David Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com 瑞生國際律師事務所	18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2912.2500 Fax: +852.2912.2600 www.lw.com 香港中環康樂廣場八號交易廣場第一座十八樓 FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
July 20, 2011	Boston	New York
VIA EDGAR & BY FACSIMILE	Brussels	Orange County
(1 202 772 9203)	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
Peggy Kim	Hamburg	San Francisco
Special Counsel	Hong Kong	Shanghai
Office of Mergers & Acquisitions	Houston	Silicon Valley
Division of Corporation Finance	London	Singapore
Securities and Exchange Commission	Los Angeles	Tokyo
100 F Street, N.E.	Madrid	Washington, D.C.
Washington, D.C. 20549	Milan

Re:	Funtalk China Holdings Limited
Amendment No. 2 to Schedule 13E-3
Filed July 13, 2011
File No. 5-85093

Dear Ms. Kim:

On behalf of Funtalk China Holdings Limited, a company organized under the laws of the Cayman Islands (“Funtalk” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 19, 2011 with respect to Amendment No. 2 to the Schedule 13E-3, File No. 5-85093 (“Amendment No. 2”), filed on July 13, 2011 by the Company and the filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3”) filed concurrently with the submission of this letter.  In addition, marked copies of the Schedule 13E-3 to show changes between Amendment No. 3 and Amendment No. 2 are being provided to the Staff via email.

We represent the Company.  To the extent any response relates to information concerning any of Mr. Kuo Zhang, Ms. Nana  Gong, Sinowill Holdings Limited, Mr. Dongping Fei, Huge Harvest Enterprises Limited, Mr. Hengyang Zhou, Kingstate Group Limited, Mr. Francis Kwok Cheong Wan, Trend Focus Limited, Capital Ally Investments Limited, PAG Asia I LP, ARC Capital Holdings Limited, ARCH Digital Holdings Ltd., Golden Meditech Holdings Limited, GM Investment Company Limited, Fortress Group Limited, Fortress Merger Sub Limited, Merrill Lynch (Asia Pacific) Limited or Citigroup Global Markets Asia Limited, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

* * *

Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan Stanley Chow	Raymond M. S. Kwok Michael S. L. Liu Jane M. S. Ng John A. Otoshi	Simon D. Powell Cheung Ying Yeung	Registered Foreign Lawyers: Timothy M. Gardner (New York) Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

July 20, 2011

Proxy Statement

Special Factors, page 21

1.
We note your response to comment one in our letter dated July 11, 2011.  Please file as exhibits to the Schedule 13E-3 the Citi presentations dated March 11, 2011, March 21, 2011, March 25, 2011, and April 29, 2011 and the Merrill Lynch presentations dated April 27, 2011, April 30, 2011, and May 15, 2011.

In response to the Staff’s comment, we have filed the following as exhibits to the Schedule 13E-3: the presentations made by Citi dated March 11, 2011, March 21, 2011, March 25, 2011, and April 29, 2011 and the presentations made by Merrill Lynch dated April 27, 2011, April 30, 2011, and May 15, 2011.  Please refer to exhibits (c)-(5) to (c)-(11) of Amendment No. 3.

Alternatives to the Merger, page 53

2.
We note that the disclosure states that the Buyer Filing Persons did not consider any other form of transaction; however, the Citi presentations include a discussion of transaction alternatives. Refer to the Citi presentations dated March 11 and March 25, 2011.  Thus, it appears that the Continuing Shareholders considered both a scheme of arrangement and a tender offer but rejected these alternatives. Please revise the disclosure including the reasons for rejection or advise us.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 53 of Amendment No. 3.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2912-2503.

Very truly yours,

/s/ David Zhang

David Zhang

July 20, 2011

cc:	Michael V. Gisser, Esq.
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

Sang Jin Han, Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
39th Floor, Bank of China Tower
1 Garden Road, Central, Hong Kong

Kathryn King Sudol, Esq.
Simpson Thacher & Bartlett LLP
35th Floor, ICBC Tower
3 Garden Road, Central, Hong Kong